Exhibit 107

Calculation of Filing Fee Table

424(b)(5)

(Form Type)

CRISPR Therapeutics AG

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price(1)	Fee Rate	Amount of Registration Fee(1)
Newly Registered Securities
Fees to Be Paid	Equity	Common Shares, CHF 0.03 par value	457(r)	3,916,082	$71.50	$279,999,863	0.00014760	$41,327.98
TOTAL	—	—	—	—	—	$279,999,863	—	$41,327.98

(1)

This registration fee table shall be deemed to update the “Calculation of Registration Fee” table in the registrant’s Registration Statement on Form S-3ASR (File No. 333-258274), which was filed on July 29, 2021, in accordance with Rules 456(b) and 457(r) under the Securities Act.